SEC CORRESPONDENCE

October 19, 2006

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 05-11

100 F Street, N.E.

Washington, D.C. 20549

RE:	Patterson Companies, Inc.
Supplemental Response Filed August 1, 2006
Form 10-K for the Year Ended April 30, 2005
File Number 000-20572

Dear Ms. Jenkins:

We are responding to your letter dated September 15, 2006. Our responses follow the comments included in your letter, which are presented in bold face type.

1.	We note your responses to prior comments one and two, including your statement that the plan does not qualify as a non-compensatory plan under APB 25. Since this is the case, it would appear that variable accounting for the plan is required under paragraph 10(b) of APB 25, as both the purchase price and the number of shares to be purchased are not known at the time that the purchase rights are granted. Please advise or revise accordingly.

While mindful of the measurement principles discussed in paragraph 10(b) of APB 25, the Company’s accounting for the Capital Accumulation Plan (CAP or Plan) was focused primarily on the economic substance of the transaction with the employee. In other words, what was a fair value for the Restricted Stock based on the risk of economic loss that the employee was assuming under the provisions of the Plan? We viewed the first year of each deferral cycle as a payment period for the Restricted Stock purchased by the employee, and the payment period was structured and offered as a convenience to the employee such that they weren’t required to pay the entirety of their commitment amount on the very first day of the restriction period. The payment period was not viewed as a material element of the overall plan that substantially changed the basic economics and concept of the CAP. The pricing formula or mechanism, whether under the average price model, or the lower of the beginning or end of year price model, was viewed as an administrative component necessary to make the overall program functional. (Please see the response to your item 4. below regarding the pricing mechanism discrepancy you noted between our disclosure in Note 12 of the financial statements and the Plan document on file at the SEC.) We viewed this mechanical process in light of paragraph 11 c. of APB 25. In the case of the CAP, the employee, under a formal plan and prior to the beginning of the current year and with a fixed pricing mechanism, committed to a fixed percentage of their earnings (from 5% to 25%) for the current year being invested in the Plan. As discussed in clause (2) of paragraph 11 c. of APB 25, it would not be possible based on commissioned earnings and bonus compensation to completely determine the final amount or the individual awards until the first year had been completed.

While we acknowledge that the “look back” feature of the pricing mechanism that is based on the lower of the beginning or end of year market price may add some taint of variability to the determination of the final amounts of the awards, and therefore the determination of the measurement date, we believe it is more difficult to argue that the average pricing mechanism necessarily causes the measurement date to be effectively the last day of the year. In either case, the mechanics of the pricing process would not be materially different in results from transactions analogous to those described under the second sentence of paragraph 11 a. However, we recognize that the determination of fair market value is the overriding issue with regard to the CAP, and whether the discount determined for the Restricted Stock is appropriate. The variability issue becomes only a part of the determination of compensation cost of the CAP if the Staff decides that some, or all, of the discount from the quoted market price of the traded common stock of the Company is compensation expense.

2.	Based on your supplemental response and review of the plan, there do not appear to be transferability restrictions after the initial deferral period. Accordingly, we believe that the deferral period effectively represents a vesting period which cannot be used to support a discount from quoted market prices. We note that Section 5(a) of the plan states that “the fair market value of the Stock shall be discounted at a rate of 25% in determining the number of shares of Restricted Stock to be awarded”. Accordingly, it would appear that compensation expense should be recorded in the amount of the discount at each purchase date, and that any forfeitures would be accounted for as adjustments to the previously recorded compensation expense under paragraph 15 of APB 25.

As a point of clarification, the CAP does provide for transferability restrictions beyond the initial three-year deferral period if the employee, at least one year prior to the expiration of the initial three-year deferral period, elects to continue their compensation deferral. The employee is at risk for the entire amount of the funds that they have personally invested in the CAP for as long as they continue to elect to defer receipt of those funds. If they voluntarily leave employment they forfeit everything; if they involuntarily leave employment, they receive only the monies that they have invested in the program (unless their involuntary termination was for cause in which case they forfeit their entire investment).

We do not want to belabor a point, and understand from a telephone conversation with Mr. Tartar that the Staff is fairly convinced that the discount offered under the provisions of the CAP should result in compensation under APB 25, however, we would request that the Staff reconsider the economic substance of the CAP. Because of its onerous forfeiture provisions, the CAP can be reasonably distinguished from more commonly seen purchase or restricted stock plans. In a more commonplace plan, the risk of loss to the employee is an opportunity to gain from a discount, appreciation, or both, but with little or no risk (aside from the normal market risk) of losing the money they might otherwise have invested. The more commonplace plans return the employee’s investment to them. This is not the case with the CAP as explained more thoroughly in our initial response. The forfeiture provisions dictate, from an economic perspective, that a discount from the fair market value of the common stock must be offered on the Restricted Stock for the CAP to have any economic substance and viability.

While we don’t argue what the CAP agreement states in Section 5(a), we don’t believe that these words can be used out of context to justify an accounting treatment. The words in Section 5(a) are defining a mechanical process for determining a fair market value for the Restricted Stock to be issued under the CAP. It is a mechanical process that the Plan participants can understand and use in electing whether to participate or not. If the fair market value of the Restricted Stock were the same as the fair market value of the common stock of the Company traded on an exchange, again considering the employee’s risk of forfeiture of the monies they invest, there would likely be no participation in the Plan. The Company believes that generally accepted accounting principles are not meant to provide an absolute answer for every possible transaction that may arise. They are principles that should be applied to a transaction to accomplish a fair representation of the economics of that transaction in an entity’s accounting results. These standards or principles still require that a substantial element of judgment may have to be applied to specific events or transactions to accomplish a reasonable accounting. The Company believes that our decision on the accounting for the CAP was reasonable and consistently applied for the past decade since the Plan’s original adoption.

3.	Please tell us how you evaluated the shares issued under the plan for the purposes of preparing your pro forma disclosures under FAS 123. Also, tell us how you intend to account for the shares issued under the plan under FAS 123(R).

Our initial analysis of FAS 123 resulted in a conclusion that there would be no compensation expense to record under FAS 123 for our pro forma disclosures. We believed that the fair value concept of FAS 123, and the valuation provided by Duff & Phelps, continued to support our position that there was no compensation expense for the CAP.

With the adoption of FAS 123(R), the on-going evolution with regard to stock based compensation, and the necessity to begin recording the estimated fair value expense of equity plans in the historical financial statements, we re-examined the CAP in light of FAS 123(R) and its revisions from the original FAS 123. Beginning in the first quarter of our fiscal 2007, which is the first period we were required to report under FAS 123(R), and to be conservative, we began expensing an amount for the discount of the CAP. The expense also includes an amount for the look-back pricing feature that is currently used by the Plan. We do not believe at this time, that FAS 123(R) provides adequate guidance for the type of plan characterized by the CAP. The discussions under FAS 123(R) with regard to forfeitures only deal with the forfeiture of the benefit under an equity program. The standard is not very helpful in providing guidance on the proper valuation for plans with the underlying economics of the CAP. It is our belief that if the standard of fair value discussed in FAS 123(R) is to be appropriately applied to plans like the CAP, the risk of forfeiture of the employee’s initial investment, when it is indeed at risk, has to be considered in the valuation of the equity security. Otherwise the underlying premise of an arms length transaction in “…which an asset…could be bought…or sold…in a current transaction between willing parties…” is not being properly applied. Prior to your inquiries, we had discussed with our auditors the possibility of taking up the matter with the FASB staff, but as of this time we have not approached the staff for their interpretation, however, we still intend to do so.

4.	Please reconcile your disclosure in Note 12, which states that the purchase price is determined based on 75% of the lower of the fair market value at the beginning or end of the calendar year, to Section 5(a) of the plan, which describes a methodology based on the average stock price over a one year period.

Attached is the current version of the Plan document. There was an amendment to the CAP that changed the pricing formula from one based on the average for the year, to the lower of the beginning or end of year price. That amendment was effective on January 1, 2002. Since it was not considered a material amendment to the CAP, we had not filed it as an exhibit to any 1934 Act filings of the Company.

5.	Please tell us whether you intend to restate your financial statements to record compensation expense since the inception of the capital accumulation plan. If not, please explain in detail why you believe that the financial statements are not misstated. Provide us with a schedule showing the shares sold in each period, the discount from fair market value measured on the date of each stock purchase, the effects of any forfeitures under the plan, and the resulting impact on the financial statements for each period.

We do not believe it appropriate or necessary to restate the financial statements for Patterson Companies, Inc. for any period during which the CAP has been in effect. At your request we have calculated the impact of assuming the discount on the CAP shares issued each year was compensation expense. The amount of calculated compensation expense has been adjusted for an estimate of the impact of forfeitures. (See the notes on Attachments A and B for a brief discussion on the impact of forfeitures.) For those periods when the Restricted Stock was priced at 75% of the average price of the common stock for the year, the discount was measured as the difference between the actual price of the Restricted Stock and the quoted market price of the common stock of the Company at the end of each year. In those periods where the Restricted Stock was priced at 75% of the lower of the beginning or end of year price, the discount was measured as the difference between the actual Restricted Stock price and the end of the year quoted market price of the common stock. This effectively takes in to account the variability concern you raised above in your Item 1. The calculated compensation expense for each issuance of Restricted Stock was divided equally over each of the three years of the initial restriction period. While a number of CAP participants extend their deferral elections for multiple periods beyond the initial three-year deferral period, the calculated expense was allocated to the initial, three-year deferral period.

Included with this letter, as Attachment A, is a schedule that summarizes the 11 years of activity for the CAP. We have taken the analysis through our latest fiscal period, April 2006, which represents the last fiscal year that does not include compensation expense for the CAP. As discussed above under your Item 3., we began expensing the discount on the CAP shares and the impact of the look-back provision beginning with our adoption of FAS 123(R). Beginning in the first quarter of our current fiscal year ending April 2007, we began applying the provisions of FAS 123(R) on a modified prospective basis.

The expense to be recognized in fiscal 2007 (the current year) will include one tranche of expense from the calendar 2005 CAP issuance, a portion of the last tranche of calendar 2004 CAP shares, and a tranche of the calendar 2006 shares. Each subsequent year will include a pro rata portion of the respective CAP issuances based the three-year vesting period. We have elected this treatment for all the unvested shares of the CAP at the time of adoption of the standard so that the compensation expense for this plan in fiscal 2007 will not be “understated” relative to future years when those years will include the impact of three issuances of CAP shares.

For purposes of analyzing the impact of the calculated compensation expense on the financial statements of the Company prior to the adoption of FAS 123(R), Attachment B compares the calculated compensation expense for each year the CAP has been in place to key financial statement amounts. We believe that this schedule demonstrates that the impact on the financial statements of the Company from including compensation expense for the CAP would not result in a material impact to our reported operating results or financial position in any year. In each year, the impact of the calculated expense is never more than 1.4% of both pre-tax and net earnings. In addition, please note that there is no impact on the trend of earnings over the eleven-year period. We also considered the impact of the accounting for the calculated compensation expense on shareholders’ equity at any point in time, and that is negligible. Obviously there is no impact from the calculated compensation expense on the reported cash flow of the Company. The impact of the calculated compensation expense on our pro forma disclosures under FAS 148 was also considered. The impact is consistent with the impact on the historical financial statement results and does not materially change the amounts or the trends. In addition to the items mentioned above, our assessment of materiality included the consideration of additional qualitative factors based on the guidance within SAB 108 and we do not believe there are any factors that would be material to the financial statements.

As you review the Attachments, some qualitative comments may provide relevant perspective to these schedules. The total dollar amounts of the discount for the CAP issuances in 2003 and 2004 are having an abnormal impact relative to other years. There are two occurrences during that time period that caused this spike. First, in September of 2003, the Company made a major acquisition outside of our then core businesses. The transaction was made for cash and was financed with debt. The combination of the acquired business and the Company created the potential for an increased future performance level for the Company, and the investment markets adjusted our common stock price to a new plateau. This caused the measurement period for the CAP to be abnormally skewed. The participants in the CAP did not contribute to this abnormal increase in the stock price by their performance since the acquisition was the primary contributor. However, by using the quoted market price to measure the discount for the CAP, there is a substantial overstatement in the supposed compensation for those participants relative to what would have happened had the acquisition not occurred.

Second, late in calendar 2004, there was a spike in the momentum of the markets relative to the Company’s stock price. In other words, the market for the Company’s stock got ahead of itself. The Company began trading at multiples well above our historic norms. This spike again caused an abnormal level of discount to be measured in the CAP. The momentum has subsequently traded out of the stock, and stock has returned to more historic trading multiples. But the impact on the CAP discount for that issuance period was substantial and certainly not reflective of the performance of the CAP participants when considering a fair amount for compensation, nor will the participants actually receive those abnormal market values as the restrictions lapse on their shares.

Patterson Companies, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please contact me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

Cc:	James W. Wiltz, President and Chief Executive Officer
Andre B. Lacy, Chairman of the Audit Committee
Matthew L. Levitt, Esq., Secretary and General Counsel
Stephen Stenbeck, Ernst & Young LLP

Patterson Companies, Inc.

Attachment A

The following schedule illustrates the number of shares purchased and stock price data (excluding the impact of subsequent stock splits) in each year of the Capital Accumulation Plan, which is a calendar year plan (except that in 1996, the plan began during the calendar year). In years 2002-2006, the purchase price is calculated as a 25% discount from the lower of the beginning of year or end of the year price. Prior to 2002, the purchase price was calculated using a 25% discount from the average closing price for the plan year.

Calendar year 2006 estimates the total shares to be purchased through April 29, 2006, the end of fiscal year 2006, based on four months of actual plan withholdings. Beginning in fiscal 2007, FAS 123(R) is applicable and the accounting for the CAP changed as discussed in our letter.

The Discount Per Share is calculated as the difference between the Purchase Price, which represents the actual purchase price, and the End of Year Price, which represents the quoted closing stock price of the common shares.

Forfeiture amounts correspond to shares purchased in a particular plan year, rather than the timing of forfeitures. For example, 2,033 shares purchased at the end of calendar year 2005 have been forfeited in calendar year 2006. 3,498 shares purchased at the end of calendar year 2004 have been forfeited in either 2005 and/or 2006. All shares related to 2004, 2005 and 2006 remain subject to forfeiture as of October 2006. Additionally, the period of restriction (and related forfeiture provision) of certain shares purchased in other years have been extended based on participant election.

Calendar Year	Shares Purchased	Purchase Price	Beg of Year Price	End of Year Price	Discount Per Share	Discount In Total	Actual Forfeitures
2006	96,599	$24.44	$33.38	$32.58	$8.14	$786,316
2005	323,886	$25.05	$43.19	$33.40	$8.35	$2,704,448	2,033
2004	262,279	$23.64	$31.53	$43.39	$19.75	$5,180,010	3,498
2003	159,600	$33.08	$44.11	$63.99	$30.91	$4,933,236	5,082
2002	147,167	$29.79	$39.72	$43.75	$13.96	$2,054,451	6,315

Calendar Year	Shares Purchased	Purchase Price	Beg of Year Price	End of Year Price	Discount Per Share	Discount In Total	Actual Forfeitures
2001	135,046	$25.35	$33.00	$40.93	$15.58	$2,104,017	2,772
2000	161,251	$18.23	$21.31	$33.88	$15.65	$2,523,578	4,963
1999	80,367	$30.55	$42.75	$42.62	$12.07	$970,030	5,281
1998	77,591	$26.36	$30.67	$43.50	$17.14	$1,329,910	4,131
1997	56,230	$26.63	$28.00	$45.25	$18.62	$1,047,003	6,401
1996	37,174	$20.66	$36.25	$28.25	$7.59	$282,151	914

Patterson Companies, Inc.

Attachment B

The following schedule utilizes the information included in Schedule A to calculate an expense for each fiscal year. Schedule A includes expense information by calendar/plan year.

The Pre-Tax expense is calculated using a 3-year “vesting” period for each calendar year, beginning on the first day of each calendar year (i.e. calendar year 2005 purchases vest 33% in 2005, 33% in 2006 and 33% in 2007) and takes into consideration the Company’s fiscal year ending on the last Saturday in April of each year.

For example, the $4,128,121 of pre-tax expense listed for fiscal year 2005 is calculated as follows:

(a)	Calendar year 2005: Expense per Schedule A of $2,704,448 multiplied by (4/36) = $300,494, as four months of calendar year 2005 had elapsed as of April 2005, the end of fiscal year 2005.

(b)	Calendar year 2004: Expense per Schedule A of $5,180,010 multiplied by (12/36) = $1,726,670.

(c)	Calendar year 2003: Expense per Schedule A of $4,933,236 multiplied by (12/36) = $1,644,412.

(d)	Calendar year 2002: Expense per Schedule A of $2,052,451 multiplied by (8/36) = $456,545, as eight months of calendar year 2002 (the final year of calendar year 2002’s three-year “vesting” period) were included in fiscal 2005.

$300,494 + $1,726,670 + $1,644,412 + $456,545 = $4,128,121.

The forfeiture impact illustrated below, in total, approximates actual forfeiture activity. An estimate of 3.5% per year was used to illustrate the impact on each fiscal year since the amounts involved are nominal to the outcome. The effort to associate each forfeiture share and the corresponding discount with the year of actual forfeiture was not deemed justifable given the impact on the outcome.

Fiscal Year	Pre-Tax Expense	Estimated Forfeitures	Tax Benefit @ 38%	Impact on Net Income	Impact on EPS	Reported Pre-Tax Income	Reported Net Income	Reported EPS	% of Pre-Tax Income	% of Net Income	% of EPS
2006	3,986,533	(139,529)	(1,461,862)	2,385,143	$0.017	316,973,000	198,425,000	$1.43	1.3%	1.2%	1.2%
2005	4,128,121	(144,484)	(1,513,782)	2,469,855	$0.018	293,447,000	183,698,000	$1.32	1.4%	1.3%	1.3%
2004	2,904,786	(101,668)	(1,065,185)	1,737,933	$0.013	239,520,000	149,465,000	$1.08	1.2%	1.2%	1.2%
2003	2,495,088	(87,328)	(914,949)	1,492,811	$0.011	186,402,000	116,320,000	$0.85	1.3%	1.3%	1.3%
2002	1,986,366	(69,523)	(728,400)	1,188,443	$0.009	152,223,000	95,290,000	$0.70	1.3%	1.2%	1.2%
2001	1,693,851	(59,285)	(621,135)	1,013,431	$0.007	122,196,000	76,475,000	$0.56	1.4%	1.3%	1.3%
2000	1,295,386	(45,339)	(475,018)	775,030	$0.006	102,999,000	64,472,000	$0.48	1.3%	1.2%	1.2%
1999	962,785	(33,697)	(353,053)	576,034	$0.004	79,711,000	49,896,000	$0.37	1.2%	1.2%	1.2%
1998	590,819	(20,679)	(216,653)	353,487	$0.003	65,706,000	40,769,000	$0.31	0.9%	0.9%	0.9%
1997	194,709	(6,815)	(71,400)	116,494	$0.001	52,304,000	32,617,000	$0.25	0.4%	0.4%	0.4%
1996	—

PATTERSON COMPANIES

CAPITAL ACCUMULATION PLAN

(Restated effective January 1, 2005)

SECTION 1. Purpose of the Plan.

(a) The name of this plan is PATTERSON COMPANIES CAPITAL ACCUMULATION PLAN (the “Plan”). The purpose of the Plan is to enable PATTERSON COMPANIES, INC. (the “Company”) and its Subsidiaries to attract, retain and motivate officers and other key employees, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership of stock in the Company on the part of such personnel. The Plan provides incentives to participating officers and other key employees which are linked directly to increases in stockholder value and will therefore inure to the benefit of all stockholders of the Company.

(b) The Plan, as amended and restated effective January 1, 2005, is intended to comply in form and operation with the provisions of Section 409A of the Code.

SECTION 2. Definitions.

(a) For purposes of the Plan, capitalized terms not otherwise defined herein shall have the meanings set forth below:

“Board” means the Board of Directors of the Company.

“Cause” means termination by the Company or a Subsidiary of a Participant’s employment on account of (i) the willful and continued failure by such Participant to substantially perform his duties with the Company or a Subsidiary (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to such Participant by the Board, which demand specifically identifies the manner in which the Board believes that such Participant has not substantially performed his duties, or (ii) the willful engaging by a Participant in conduct which is demonstrably and materially injurious to the Company or a Subsidiary, monetarily or otherwise, including a violation of Company policies as set forth in the Company’s Policy and Procedure Manual, as the same may be amended from time to time, or policies adopted from time to time by the Company for officers and key employees and communicated in writing to Participants. For purposes of this definition, no act, or failure to act, on a Participant’s part shall be deemed “willful” unless done, or omitted to be done, by such Participant not in good faith and without reasonable belief that his action or omission was in the best interest of the Company or a Subsidiary.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Committee” means the Compensation Committee of the Board, appointed by the Board from among its members and shall consist of not less than three members thereof who are and shall remain Committee members only so long as they remain “disinterested persons” as defined in Rule 16b-3 under the Securities Exchange Act of 1934 (“Exchange Act”), as amended.

“Company” means Patterson Companies, Inc.

“Compensation” means the total amount of compensation payable to a Participant for his or her employment with the Company or a Subsidiary for a calendar year (or portion thereof if such Participant is participating for less than the entire calendar year) determined before deferrals to any plan maintained by the Company or any Subsidiary.

“Disabled” means disabled within the meaning of Code section 409A(a)(2)(C), namely, that the Participant is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company or a Subsidiary.

“Early Retirement” means termination from active employment other than for Cause with the Company or a Subsidiary on or after the Participant’s 60th birthday but prior to the date of his or her 65th birthday.

“Eligible Employee” means Officers and other key employees of the Company or its Subsidiaries who are responsible for or contribute to the management, growth and/or profitability of the Company or its Subsidiaries.

“Event of Acceleration” means the date upon which any of the following events occurs provided such event is consistent with and satisfies the definition of “change of control” under Code section 409A:

(i) Any Person other than the Company, a Subsidiary or any employee benefit plan(s) sponsored by the Company or a Subsidiary acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) the beneficial ownership (determined as provided in Rule 13d-3 under the Exchange Act in effect on such date), directly or indirectly, of securities of the Company entitling such Person to 35% or more of the voting power of the Company; or

(ii) A majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Board prior to the date of the appointment or election; or

(iii) The shareholders of the Company approve a merger, consolidation, share exchange, division or sale or other disposition of assets of the Company as a result of which the shareholders of the Company immediately prior to such transaction shall not hold, directly or indirectly, immediately following such transaction, (a) a majority of the voting power of a merger or consolidation, the surviving or resulting corporation; or (b) in the case of a share exchange, the acquiring corporation; or (c) in the case of division or a sale or other disposition of assets, at least 60% of the total gross fair market value of all of the consolidated assets of the Company immediately prior to the transaction.

“Participant” means an Eligible Employee selected by the Committee to receive an award of Restricted Stock who executes a Restricted Stock Award Agreement.

“Plan Rules” are rules, policies, practices or procedures adopted by the Committee or its delegate pursuant to Section 6(b)(vi).

“Plan Year” means the calendar year, commencing January 1 and ending December 31.

“Restricted Period” is the period of time determined under Section 3(e), (f) or (g).

“Restricted Stock” means an award of shares of Stock that is subject to the restrictions set forth in Section 5.

“Restricted Stock Award” means an award of common stock determined in accordance with the provisions of this Plan.

“Restricted Stock Award Agreement” is the written agreement evidencing a Participant’s Restricted Stock Award, executed by the Participant.

“Retirement” means Participant’s Termination of Employment with the Company or any Subsidiary on or after a Participant’s 65th birthday other than for Cause.

“Salary Reduction” means the amount of a Participant’s Compensation which has been reduced pursuant to Section 3(b).

“Stock” means the common stock of the Company.

“Subsidiary” means any corporation (other than the Company) 50% or more of the total combined voting power of all classes of stock of which is owned, directly or indirectly, by the Company.

“Termination of Employment” means a Participant’s “separation from service” within the meaning of Code section 409A, from the Company, all Subsidiaries and all members of the Company’s controlled group.

SECTION 3. Eligibility and Participation.

(a) The Participants under the Plan shall be selected from time to time by the Committee, in its sole discretion, from among Eligible Employees.

(b) An Employee selected by the Company shall affirmatively elect to participate in the Plan. A Participant may elect to reduce his or her Compensation for services rendered during a Plan Year in exchange for a Restricted Stock Award. Such Salary Reduction election shall be a whole percentage from 5% to 25%. The election must be filed with the Company prior to the beginning of the Plan Year to which it pertains and shall be effective on the first day of the calendar year following the filing of the election, except with respect to “performance-based compensation” (within the meaning of Code section 409A) for which the election must be made no later than six months prior to the end of the period (which must be at least 12 months) in which the services (to which the performance-based compensation relates) are performed. Subject to paragraph (c), a Salary Reduction election shall be irrevocable for such Plan Year after the last day on which the election may be made. Notwithstanding the foregoing, an employee who becomes an Eligible Employee during the Plan Year shall be eligible to commence Salary Reductions as of the first day of the calendar quarter next following the date he or she becomes an Eligible Employee provided he or she files an election with the Company within thirty (30) days of first becoming eligible to participate.

(c) For calendar year 2005 only, a Participant may, on or before the first day of any calendar quarter of the Company, elect to cease participation in the Plan, whereupon such participation shall be deemed to have been discontinued as of such first day of the calendar quarter following the date such notice was given to the Company. Notice by a Participant to cease participation in the Plan shall be given in writing by a Participant and shall be deemed given to the Company only when received by the Company at its principal executive offices.

(d) A Participant’s Salary Reduction shall not be subject to refund, except as otherwise provided herein.

(e) Restricted Period means the period beginning on the effective date of the Restricted Stock Award Agreement and ending on the date elected by the Participant which is either the 3-year, 4-year or 5-year anniversary of the effective date of the Restricted Stock Award Agreement. The Participant shall execute the Restricted Stock Award Agreement at the time the Participant makes his or her Salary Reduction election under Section 3(b) and such Agreement will be effective on the date established under Section 3(b).

(f) Notwithstanding the foregoing, a Participant may elect to extend the date on which his or her Restricted Period ends by five (5) full years provided such election is filed with the Company at least 12 months prior to the date the Participant’s Restricted Period is otherwise scheduled to end, subject to Code section 409A(a)(4)(C).

(g) During calendar year 2005 only, a Participant may, in accordance with Plan Rules, elect to extend any Restricted Period which ends January 1, 2007 to January 1 of the years 2008, 2009, 2010 or 2011.

SECTION 4. Amount and Form of Awards.

(a) Awards of Restricted Stock under the Plan shall be determined and approved by the Committee in its sole discretion.

(b) Awards of Restricted Stock will be made in lieu of cash payments of the Participant’s Salary Reduction and will be granted immediately following a Plan Year of Salary Reduction. The Committee may also in its sole discretion provide for alternative methods for grants of awards.

(c) In order to reflect the impact of the restrictions on the value of the Restricted Stock, as well as the possibility of forfeiture, the number of shares of Restricted Stock to be awarded is equal to the amount of the Participant’s Salary Reduction divided by a price per share of Stock equal to the lesser of (i) 75% of the price of a share of common stock on the first business day of the calendar year or (ii) 75% of the price of a share of common stock on the last business day of the calendar year. The Committee may, when it deems appropriate, and in its sole discretion, provide for an alternative price per share. For purposes of this Plan, the price of Stock on a given date will be the Stock’s closing sale price on the NASDAQ Stock Market as reported in the consolidated transaction reporting system on such date, or if the NASDAQ Stock Market is not open for trading on such date, on the most recent preceding date when such Market is open for trading. The value of fractional shares will be paid in cash to the Participant not later than the March 15 immediately following the calendar year to which the Participant’s Salary Reduction relates.

(d) A Participant shall not have any rights with respect to an award unless or until such Participant has executed (a Restricted Stock Award Agreement) and has delivered a fully executed copy thereof to the Company within a period of 60 days after the date of the award (or such shorter period after the date of the award as the Committee may specify).

SECTION 5. Restricted Stock.

(a) The maximum number of shares of Stock which may be issued under the Plan as Restricted Stock shall be not more than 6,000,000 shares of Stock, subject to adjustment as provided in Section 7, and such shares may be authorized but unissued shares, or previously issued shares reacquired by the Company, or both. In the event Restricted Stock is forfeited prior to the end of the period during which the restrictions on Restricted Stock expire, the shares of Stock called for by such award of Restricted Stock will become available for future awards.

(b) A Participant who is awarded Restricted Stock will not be issued a stock certificate in respect of such shares of Restricted Stock, but rather such issuance shall be maintained in a “book entry” (i.e., a computerized or manual entry) made in the records of the Company to evidence an award of shares of Restricted Stock to a Participant. Such Company records shall, absent manifest error, be binding on the Participants.

(c) Subject to the provisions of the Plan and the Restricted Stock Award Agreements, during the Restricted Period the Participant shall not be permitted to sell, transfer, pledge or assign shares of Restricted Stock awarded under the Plan.

(d) Unless the Committee in its sole discretion shall determine otherwise at or prior to the time of the grant of any award, the Participant shall have the right to vote his shares of Restricted Stock during the Restricted Period.

(e) The Participant shall have the right to receive any regular dividends on such shares of Restricted Stock. The Committee shall in its sole discretion determine the Participant’s rights with respect to extraordinary dividends on the shares of Restricted Stock, including, but not limited to, dividends payable in Stock.

(f) Restricted Stock may be transferred only after the Restricted Period expires (or such earlier time as the restrictions may lapse in accordance with Section 5(g)(i)) without forfeiture in respect of such shares of Restricted Stock.

(g) The following provisions shall apply to a Participant’s shares of Restricted Stock prior to the end of the Restricted Period relating thereto (including extensions thereof):

(i) In the event a Participant dies or becomes Disabled, the restrictions on his or her Restricted Stock shall immediately lapse.

(ii) If, prior to reaching age 55, a Participant has a voluntary Termination of Employment, such Participant shall forfeit his or her Restricted Stock.

(iii) If, on or after the date a Participant has reached age 55, a Participant has a voluntary Termination of Employment prior to Retirement, such Participant shall forfeit his or her Restricted Stock, but shall be entitled to receive in lieu thereof, on the first anniversary of such Termination of Employment, provided he or she has not taken employment in competition with the Company, a cash payment equal to his or her Salary Reduction related to such forfeited Restricted Stock, together with interest thereon at a rate to be determined from time to time by the Committee.

(iv) Notwithstanding subsection (iii), if a Participant incurs an Early Retirement, he or she may receive his or her Restricted Stock upon expiration of the Restricted Period provided he or she has agreed, in writing, not to become employed with any person or entity that competes with the Company for a period of three years following the date of Termination of Employment. A Participant who expects to qualify for Early Retirement acknowledges that receipt of the Restricted Stock, after Early Retirement, is subject to the Participant’s agreement not to compete.

(v) If a Participant has an involuntary Termination of Employment without Cause prior to such Participant’s 65th birthday, such Participant shall forfeit his or her Restricted Stock, but shall be entitled to receive in lieu thereof a cash payment equal to his or her Salary Reduction related to such forfeited Restricted Stock, together with interest at a rate to be determined from time to time by the Committee.

(vi) If a Participant has an involuntary Termination of Employment for Cause, he or she shall forfeit his or her Restricted Stock, and no cash payment shall be made in respect thereto or in lieu thereof.

(vii) If a Participant has a Termination of Employment upon Retirement, he or she shall receive his or her Restricted Stock upon expiration of the Restricted Period.

(h) Notwithstanding any other provision contained in the Plan, in case any Event of Acceleration occurs, the Restricted Period applicable to any Restricted Stock Award shall be deemed to have expired and lapsed.

SECTION 6. Administration.

(a) The Plan shall be administered by the Committee. The Committee may delegate its duty or any portion thereof to a named person and may from time to time revoke such authority and delegate it to another person.

(b) The Committee shall have the power and authority to grant Restricted Stock awards to Participants, pursuant to the terms of the Plan, and to make all determinations necessary for the administration of the Plan. In particular, the Committee shall have the authority:

(i) to select those employees of the Company and its Subsidiaries who are Eligible Employees;

(ii) to determine whether and to what extent Restricted Stock awards shall be granted to Participants hereunder;

(iii) to determine the number of shares of Stock to be covered by each such award granted hereunder;

(iv) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Restricted Stock;

(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable;

(vii) to interpret the terms and provisions of the Plan and any award issued under the Plan; and

(viii) to otherwise supervise the administration of the Plan.

(c) All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and the Participants.

SECTION 7. Adjustments upon a Change in Common Stock.

In the event of any change in the outstanding Stock of the Company by reason of any stock split, stock dividend, recapitalization, merger, consolidation, reorganization, combination or exchange of shares or other similar event if such change equitably requires an adjustment in the number or kind of shares that may be issued under the Plan pursuant to Section 5(a), such adjustment shall be made by the Committee and shall be conclusive and binding for all purposes of the Plan.

SECTION 8. Amendment and Termination.

The Plan may be amended or terminated at any time and from time to time by the Board, but no amendment which increases the aggregate number of shares of Stock which may be issued pursuant to the Plan (except as provided in Section 7) shall be effective unless and until the same is approved by the shareholders of the Company. Neither an amendment to the Plan nor the termination of the Plan shall adversely affect any right of any Participant with respect to any Restricted Stock Award theretofore made without such Participant’s written consent.

SECTION 9. General Provisions.

(a) All certificates for shares issued pursuant to Restricted Stock awards may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. All certificates for shares of Stock delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Stock is then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate references to such restrictions.

(b) Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

(c) The adoption of the Plan shall not confer upon any employee of the Company or any Subsidiary any right to continued employment with the Company or a Subsidiary, as the case may be, nor shall it interfere in any way with the right of the Company or a Subsidiary to terminate the employment of any of its employees at any time.

(d) No member of the Board or the Committee, nor any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

(e) A Participant’s rights and interest under the Plan may not be assigned or transferred in whole or in part either directly or by operation of law or otherwise (except in the event of a Participant’s death) including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner and no such right or interest of any Participant in the Plan shall be subject to any obligation or liability of such Participant.

(f) The Company and its Subsidiaries shall have the right to deduct from any payment made under the Plan any federal, state or local income or other taxes required by law to be withheld with respect to such payment. It shall be a condition to the obligation of the Company to issue Stock upon the lapse of restrictions on Restricted Stock that the Participant pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying any liability to withhold federal, state or local income or other taxes. If the amount requested is not paid, the Company may refuse to issue shares. Unless the Committee shall in its sole discretion determine otherwise, payment for taxes required to be withheld may be made in whole or in part by an election by a Participant, in accordance with rules adopted by the Committee from time to time to have the Company withhold Stock otherwise issuable pursuant to the Plan having a fair market value equal to such tax liability.

(g) The distribution of cash or Stock following the Restricted Period may not be accelerated, including upon termination of the Plan, if such acceleration would cause the distribution to become subject to tax under Code section 409A.

SECTION 10. Effective Date of Plan.

(a) The Plan was originally adopted by the Board on April 18, 1996 and approved by the Company’s shareholders at the annual meeting held on September 10, 1996.

(b) The Plan, as amended and restated by this written Plan document, is effective retroactive to January 1, 2005, subject to adoption by the Board on or before December 31, 2005.